Exhibit 99.1

Codere Online Begins Operations in the City of Buenos Aires

Madrid, Spain and Buenos Aires, Argentina – December 9, 2021 – Codere Online (NASDAQ: CDRO), a leading online gaming and sports betting operator in Latin America, today announced it has started to operate in the City of Buenos Aires (Argentina).

Codere Online offers its online gaming and sports betting services through www.codere.bet.ar pursuant to an initial 5-year license granted by LOTBA, the gaming regulator of the City of Buenos Aires. Gross gaming revenue (GGR) generated pursuant to this license will be subject to a 10% gaming tax payable to LOTBA.

Customers, who must be 18 or older and located in the City of Buenos Aires, will be able to use Codere Online’s online gaming and sports betting services through their computers, tablets or cell phones. Bets will be available on numerous sporting events throughout Argentina, where Codere recently increased its market presence through its sponsorship of River Plate football club, as well as on international sporting events.

Moshe Edree, Managing Director1 of Codere Online, commented: “starting operations in the City of Buenos Aires is a critical milestone in our business plan and a complimentary opportunity to Codere Group’s strategy in Argentina, where it entered in 1992 and is currently a well-established operator with 13 bingo halls and a strong brand awareness in the Province of Buenos Aires. The adult population of the City of Buenos Aires is nearly 2.4 million, which together with between 3 and 4 million commuters, provides us with a sizable opportunity to reach new customers.”

With the addition of the City of Buenos Aires, Codere Online currently operates in six markets, including Spain, Italy, Mexico, Colombia and Panama (where Codere Online has been operating since 2018 and, since December 1, 2021, pursuant to a new 20-year license granted in May 2021, which allows online casino games on top of online sports betting).

1 Currently provides services to Codere Online as a non-employee independent contractor.

About Codere Online

Codere Online refers to, collectively, Codere Online Luxembourg, S.A., Servicios de Juego Online, S.A.U. and their respective subsidiaries which form part of the group whose parent is Codere Online Luxembourg, S.A. Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile application. Codere currently operates in its core markets of Spain, Italy, Mexico, Colombia and Panama and the City of Buenos Aires (Argentina). Codere Online’s online business is complemented by Codere Group’s physical presence throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence in the region.

About Codere Group

Codere Group is a multinational group devoted to entertainment and leisure. It is a leading player in the private gaming industry, with four decades of experience and with presence in seven countries in Europe (Spain and Italy) and Latin America (Argentina, Colombia, Mexico, Panama, and Uruguay).

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including any statements as to Codere Online’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations, market size and potential growth opportunities, competitive position, expectations and timings related to commercial launches, technological and market trends and other future conditions, are forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Codere Online’s actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “likely,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Codere Online’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Codere Online; (2) the impact of COVID-19 on Codere Online’s business; (3) the inability to maintain the listing of Codere Online Luxembourg, S.A.’s ordinary shares or warrants on Nasdaq following the initial trading; (4) competition; (5) the ability of Codere Online to grow and manage growth profitably, and retain its key employees; (6) changes in applicable laws or regulations; and (7) the possibility that Codere Online may be adversely affected by other economic, business and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Codere Online Luxembourg, S.A.’s most recent filings with the U.S. Securities and Exchange Commission (“SEC”), including a registration statement on Form F-4 filed by Codere Online Luxembourg, S.A. with the SEC on August 12, 2021, as amended, and the final prospectus filed by Codere Online Luxembourg, S.A. with the SEC on October 27, 2021. All subsequent written and oral forward-looking statements concerning Codere Online or other matters and attributable to Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Codere Online expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Contacts:

Investors and Media

Guillermo Lancha, Codere

Guillermo.Lancha@codere.com

(+34) 628-928-152